FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number: 000-31215

MIND C.T.I. LTD.

(Translation of Registrant's Name into English)

Industrial Park, Building 7, Yoqneam, Israel 20692
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

INCORPORATION BY REFERENCE

The financial statements included in the press release attached as Exhibit 1 to this Report on Form 6-K are hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form S-8, Registration No. 333-117054; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-100804; and (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-54632.

CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:
1. Press Release: MIND CTI Reports Revenue of $5.1 Million for the Second Quarter of 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 02, 2006

MIND C.T.I. LTD.
By: /s/ Monica Eisinger Name: Monica Eisinger =================== Title: Chairperson of the Board of Directors, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.	Press Release: MIND CTI Reports Revenue of $5.1 Million for the Second Quarter of 2006

MIND CTI Reports Revenue of $5.1 Million for the Second Quarter of 2006

Yoqneam, Israel, August 1, 2006 - MIND CTI Ltd. (NasdaqNM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for VoIP, Mobile, Wireline and Quad-play carriers worldwide, today announced results for the second quarter 2006.

Monica Eisinger, Chairperson and CEO, commented: "The second quarter results reflect the change in our business model and customer base. As we close more managed services deals we build long-term relationships with our customers as well as future revenue stream. As we achieve our goal of increased average deal size, our business model changes and the professional services part of our business grows as well. We are thrilled with our three new wins this quarter, which include a large operator in Europe to whom we will provide a complete end-to-end billing solution for Wireline, Wireless and IP services. As always, we are focused on successful and timely deliveries of our billing and customer care product based solutions, building our business for the long term and increasing our operating margins".

Financial Highlights of Q2 2006

  Revenues of $5.07 million, a 48% increase over the second quarter of 2005.
  Net income, excluding amortization of intangible assets, loss from premature withdrawal of long-term bank deposits and equity-based compensation expense, of $1.09 million.
  GAAP net loss of $492 thousand or $0.02 per share, resulting from a GAAP operating income of $710 thousand, offset by the loss from a premature withdrawal of long-term bank deposits in the amount of $1,330,000.
  Cash flow from operating activities in Q2 2006 was $0.6 million.
  Cash position remains strong with approximately $36 million on the balance sheet on June 30, 2006.

Six Months Highlights

  Revenues were $10.33 million, a 59% increase over the first six months of 2005.
  Net income, excluding amortization of intangible assets, loss from premature withdrawal of long-term bank deposits and equity-based compensation expense, of $2.15 million.
  Five new wins, three in the US and two in Europe.
  The company distributed $0.14 per share in annual dividends.

Revenue Distribution for Q2 2006
The geographic revenue breakdown, as a percentage of total revenues, was as follows: sales in the Americas represented 56%, Europe represented 31%, Africa, APAC and Israel represented 13%.

Revenue from our customer care and billing software totaled $4.45 million, while revenue from our enterprise call management software was $623 thousand. The revenue breakdown from our business lines of products was $1.96 million, or 39%, from licenses, $1.49 million, or 29%, from maintenance and $1.62 million, or 32%, from services.

Conference Call Information
MIND will host a conference call on August 2, 2006 at 8:30 a.m., Eastern Standard Time, to discuss the Company's second quarter 2006 results and other financial and business information. The call will be carried live on the Internet via www.fulldisclosure.com and the MIND website, www.mindcti.com. For those unable to listen to the live web cast, a replay will be available.

About MIND
MIND CTI Ltd. is a leading provider of convergent prepaid and postpaid end-to-end billing and customer care solutions for VoIP, Mobile, Wireline and Quad-play carriers worldwide. Since 1997 MIND has been a pioneer in enabling the VoIP technology for emerging and incumbent service providers. In August 2005 MIND acquired Sentori, Inc., a US based provider of customer care and billing solutions to wireless carriers and mobile virtual network operators (MVNO's). Sentori, Inc. brings over ten years of wireless experience staff and seven years of a wireless operational solution to carriers. A global company, MIND operates from offices in Europe, Israel and the United States. MIND employs over 300 IT professionals and serves customers in more than 40 countries around the world. For financial information, reports and presentations, please visit the Investor Relations site: http://www.mindcti.com/ir

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com

(tables to follow)

MIND C.T.I LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30		December 31,

	2006	2005	2005

	(Unaudited)		(Audited)

	U.S. $ in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$ 25,694	$ 6,354	$ 10,174
Accounts receivable:
Trade	4,882	2,518	3,389
Interest accrued on long-term bank deposits		29
Other	956	726	739
Inventories	30	19	30

T o t a l current assets	31,562	9,646	14,332

LONG-TERM BANK DEPOSITS	10,000	40,000	30,000

OTHER LONG-TERM ASSETS	492	403	480

PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	1,910	1,885	1,957

INTANGIBLE ASSETS, net of accumulated amortization	1,160		1,660

GOODWILL	6,966	150	6,966

T o t a l assets	$ 52,090	$ 52,084	$ 55,395

Liabilities and shareholders' equity

CURRENT LIABILITIES -
Accounts payable and accruals:
Trade	$699	$ 338	$ 686
Other	1,584	1,721	1,741
Deferred revenues	1,412	1,515	1,644
Advances from customers, net	342		790

T o t a l current liabilities	4,037	3,574	4,861

EMPLOYEE RIGHTS UPON RETIREMENT	1,143	1,118	1,049

T o t a l liabilities	5,180	4,692	5,910

SHAREHOLDERS' EQUITY:
Share capital	53	53	53
Additional paid-in capital	59,510	59,357	59,399
Compensation in respect of options granted to empolyees	161
Accumulated deficit	(12,814)	(12,018)	(9,967)

T o t a l shareholders' equity	46,910	47,392	49,485

To t a l liabilities and shareholders' equity	$ 52,090	$ 52,084	$ 55,395

I

MIND C.T.I LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended June 30		Three months ended June 30		Year ended December 31,

	2006	2005	2006	2005	2005

	(Unaudited)		(Unaudited)		(Audited)

	U.S. $ in thousands (except per share data)

REVENUES	$10,326	$ 6,504	$ 5,074	$ 3,422	$ 15,601

COST OF REVENUES	3,090	1,607	1,492	803	4,015

GROSS PROFIT	7,236	4,897	3,582	2,619	11,586

RESEARCH AND DEVELOPMENT EXPENSES	3,326	2,109	1,588	1,110	5,086

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Selling	1,867	1,020	885	428	2,148
General and administrative	758	753	399	394	1,507

OPERATING INCOME	1,285	1,015	710	687	2,845

FINANCIAL INCOME (EXPENSES) - net	*(1,053)	1,021	*(1,178)	303	1,260

INCOME (LOSS) BEFORE TAXES ON INCOME	232	2,036	(468)	990	4,105

TAXES ON INCOME	70	25	24	10	43

NET INCOME (LOSS)	$ 162	$ 2,011	$ (492)	$ 980	$ 4,062

EARNING (LOSS) PER SHARE:
Basic and diluted	$ 0.01	$ 0.09	$ (0.02)	$ 0.05	$ 0.19

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES USED IN COMPUTATION OF EARNINGS PER ORDINARY SHARE - IN THOUSANDS:
Basic	21,500	21,417	21,528	21,453	21,431

Diluted	21,565	21,574	21,577	21,558	21,619

*	Financial expenses for the 6 and 3 month periods ended June 30, 2006 include a loss from a premature withdrawal of long-term bank deposits in the amount of $1,330,000.

II

MIND C.T.I LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30		Three months ended June 30		Year ended December 31,

	2006	2005	2006	2005	2005

	(Unaudited)		(Unaudited)		(Audited)

	U.S. $ in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$ 162	$ 2,011	$ (492)	$ 980	$ 4,062
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	815	338	329	158	987
Accrued severance pay	94	12	(8)	73	(151)
Capital gain on sale of property and equipment - net	(8)	(30)	(4)	(7)	(38)
Loss from withdrawal of long term deposits	1,330		1,330
Compensation in respect of options granted to employees	161		84
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(1,493)	900	309	(738)	196
Interest accrued on long-term bank deposits		213		804	242
Other	(217)	47	27	(271)	48
Increase (decrease) in accounts payable and accruals:
Trade	13	(128)	(90)	(25)	(697)
Other	(157)	(568)	(161)	(233)	(1,510)
Increase in inventories		(1)			(12)
Decrease in deferred revenues	(232)		(487)		(799)
Decrease in advances from customers, net	(448)		(233)		(1,467)

Net cash provided by operating activities	20	2,794	604	741	861

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(296)	(421)	(122)	(205)	(589)
Acquisition of subsidiary (a)					(4,233)
Amounts withdrawal (funded) in respect of accrued severance pay	(12)	41	(15)	(53)	94
Investments in long-term bank deposits		(10,000)			(10,000)
Withdrawal of long-term bank deposits	18,670		18,670		10,000
Proceeds from sale of property and equipment	36	118	7	29	175

Net cash provided by (used in) investing activities	18,398	(10,262)	18,540	(229)	(4,553)

CASH FLOWS FROM FINANCING ACTIVITIES:
Employee stock options exercised and paid	111	278	51	14	322
Dividend paid	(3,009)	(5,143)	(406)		(5,143)

Net cash provided by (used in) financing activities	(2,898)	(4,865)	(355)	14	(4,821)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	15,520	(12,333)	18,789	526	(8,513)

BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	10,174	18,687	6,905	5,828	18,687

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 25,694	$ 6,354	$ 25,694	$ 6,354	$ 10,174

III

MIND C.T.I LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Year ended December 31, 2005

(a) Acquisiiton of subsidiary:
Assets and liabilities of the subsidiary upon acquisition:
Working capital (excluding cash and cash equivalents)	$ (4,881)
Property and equipment	277
Intangible assets	1,871
Goodwill	6,966

Cash paid - net	$ 4,233

IV

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